EXHIBIT 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands, except for ratios)
Earnings
(Loss) income from continuing operations before income taxes	$(1,060,870)	$(1,321,154)	$(1,255,204)	$432,378	$415,501
Less: Equity in losses (earnings) from unconsolidated subsidiaries	12,019	51,802	741,500	(127,309)	(97,885)
Add: Equity in losses from unconsolidated subsidiaries with greater than 50% ownership	—	—	—	—	(942)
Add: Distributed earnings of subsidiaries with less than 50% ownership	10	100	18,317	17,439	7,190
Less: Interest capitalized, net of amortization expense	553	520	558	482	(3,296)
Add: Fixed charges	43,162	42,281	34,520	42,738	46,666

Total (losses) earnings	$(1,005,126)	$(1,226,451)	$(460,309)	$365,728	$367,234

Fixed charges
Interest expense, distributions on mandatorily redeemable preferred securities and capitalized interest*	$43,013	$41,007	$33,391	$40,234	$34,919
Interest expense of unconsolidated subsidiaries with greater than 50% ownership	—	—	—	—	9,781
Interest component of rent expense**	149	1,274	1,129	2,504	1,966

Total fixed charges	$43,162	$42,281	$34,520	$42,738	$46,666

Ratio of earnings to fixed charges	***	***	***	8.56	7.87

*	2006 includes net costs to exchange and extinguish long-term debt.
**	Represents an estimated interest factor.
***	As the results were net losses, total earnings were insufficient to cover fixed charges for the years ended December 31, 2009, 2008 and 2007. Total losses for 2009 included approximately $319.9 million of an increase in net loss reserves. Total losses for 2008 included approximately $1.1 billion of an increase in net loss reserves and a $103.6 million impairment of the investment in FGIC. Total losses for 2007 included approximately $795 million of increase in net loss reserves, $763.3 million in equity losses from FGIC, a $39 million partial impairment of the investment in RAM Re and $36 million impairment of deferred policy acquisition costs.